SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 11)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

153435-10-2

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153435-10-2	13 G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON William V. Carey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,072,096
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,072,096
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,072,096
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.60%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The percentage calculations are based on 72,740,483 outstanding Shares of common stock as of December 31, 2011 and assume that options to purchase 275,250 Shares have been exercised.

CUSIP No. 153435-10-2	13 G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON WVC 2007 Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 546,112
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 546,112
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,112
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.75%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[2]	The percentage calculation is based on 72,740,483 outstanding Shares of common stock as of December 31, 2011.

CUSIP No. 153435-10-2	13 G	Page 4 of 6 Pages

Item 1	(a)	Name of Issuer:

Central European Distribution Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3000 Atrium Way, Suite 265 Mt. Laurel, NJ 08054

Item 2	(a)	Name of Person Filing:

William V. Carey WVC 2007 Family LLC (the “LLC”)

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address for William V. Carey is 1602 Cottagewood Drive, Brandon, Florida 33511.

The address for the LLC is c/o Fulbright and Jaworski L.L.P., 666 Fifth Avenue, New York, New York, 10103, Attention: Phillip J. Michaels, Esq.

Item 2	(c)	Citizenship:

William V. Carey is a citizen of the United States of America. The LLC is organized under the laws of the state of Delaware.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 (“Shares”)

Item 2	(e)	CUSIP Number:

153435-10-2

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 153435-10-2	13 G	Page 5 of 6 Pages

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2011: William V. Carey beneficially owned 4,072,096 Shares, consisting of 546,112 Shares owned by the LLC; 2,244,749 Shares owned directly by Mr. Carey as trustee of The William V. Carey Revocable Trust; 502,993 Shares owned by The William V. Carey 2010 GRAT (A), of which Mr. Carey is the trustee; 502,992 Shares owned by The William V. Carey 2010 GRAT (B), of which Mr. Carey is the trustee; and options to purchase 275,250 shares that may be acquired within 60 days of December 31, 2011. This does not include 152,500 shares owned by Mr. Carey’s spouse of which Mr. Carey disclaims beneficial ownership.

As of December 31, 2011: The LLC owned 546,112 Shares. Mr. Carey is the sole manager of the LLC. The three members of the LLC are (i) The William V. Carey 2009 GRAT (A), (ii) The William V. Carey 2009 GRAT (B) and (iii) The Hanna T. Carey 2007 Family Trust UAD 12/3/07, a trust formed by Mr. Carey’s spouse for the benefit of their children (the “Trust”).

(b) Percent of class:(3)

As of December 31, 2011: The 2,244,749 Shares directly owned by Mr. Carey constituted 3.08% of the Shares outstanding.

As of December 31, 2011: The 4,072,096 Shares beneficially owned by Mr. Carey constituted 5.60% of the Shares outstanding.

As of December 31, 2011: The 546,112 Shares owned by the LLC constituted 0.75% of the Shares outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,072,096

(ii) Shared power to vote or to direct the vote:

Not Applicable

(iii) Sole power to dispose or to direct the disposition of:

4,072,096

(iv) Shared power to dispose or to direct the disposition of:

Not Applicable

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable

[3]	See footnotes on pages 2 and 3 of this Schedule 13G.

CUSIP No. 153435-10-2	13 G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 to Schedule 13G is true, complete and correct.

February 13, 2012

/s/ William V. Carey
William V. Carey, individually and as sole manager of the WVC 2007 Family LLC